

April 23, 2012

Via E-mail
Mr. Hermann Waldemer
 Chief Financial Officer
Philip Morris International Inc.
120 Park Avenue
New York, New York 10017

> **Re: Philip Morris International Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 1-33708**

Dear Mr. Waldemer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibit 13. 2011 Annual Report

Management's Discussion and Analysis

Consolidated Operating Results, page 20

2011 compared with 2010, page 21

1.   Reference is made to your discussion of total shipment volume of other tobacco products (OTP) on page 21. We note, excluding acquisitions, volume grew by 7.2% in fiscal year 2011 and decreased by 4.3% in fiscal year 2010. If significant, please expand to provide a description of your other tobacco products and discuss whether OTP revenues are

allocated to your segments similar to that for cigarette products, i.e., based upon the geographic area in which the customer resides. Discuss, if significant, the relevance of OTP revenues in relation to segment revenues for cigarette products.

Critical Accounting Policies and Estimates, page 18

Income Taxes, page 19

2.   Please expand your discussion to disclose the significant amount of your accumulated earnings of foreign subsidiaries that are considered to be permanently reinvested and for which United States federal income taxes and foreign withholding taxes have not been provided. Reference is made to disclosure in Note 11 to your audited financial statements. Please discuss the potential impact that repatriation of any or all of these earnings would have on your liquidity and income tax rate and income tax expense.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Margery Reich, Senior Review Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief